# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bain Capital Private Credit, CIK 0001899017
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest, $0.01 par value per share
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 05/01/2025
Filed by CIK 0002055128
Persons authorized to receive notices and communications: Bain Capital DCB Investments,, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital DCB Investments, LP (CIK 0002055128): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,988,207.55; shared voting power 0; sole dispositive power 3,988,207.55; shared dispositive power 0; aggregate amount beneficially owned 3,988,207.55 (16.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, $0.01 par value per share
Name of issuer: Bain Capital Private Credit
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116
Comment: This Amendment No. 4 ("Amendment No. 4") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 2, 2025, as amended by Amendment No. 1 to Schedule 13D filed on March 4, 2025, Amendment No. 2 to Schedule 13D filed on March 19, 2025, and Amendment No. 3 to Schedule 13D filed on April 3, 2025 (together, the "Original Schedule 13D"), with respect to the Common Shares of the Issuer. The Reporting Person is filing this amendment to disclose its updated percentage of beneficial ownership in the Issuer, which has decreased as a result of an increase in the outstanding Common Shares of the Issuer. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date herof, the Reporting Person holds, 3,998,207.55 Common Shares, representing approximately 16.2% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Based on information receieved by the Reporting Person from the Issuer, there are 24,618,873 Common Shares outstanding as of May 1, 2025.
Transactions in the class effected during the past sixty days: Execept as reported in the Statement, neither the Reporting Person, DCB GP nor any of the indivuduals listed on Schedule I has effected any transactions in the Common Shares during the past sixty (60) days.

## Signatures
- Bain Capital DCB Investments, LP: /s/, Kase Jubboori, Authorized Signatory (05/05/2025)